

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES EXERCISE OF
OVER-ALLOTMENT OPTION ON PUBLIC OFFERING

Houston, Texas – March 20, 2003...Southwestern Energy Company (NYSE: SWN) announced today that it completed the sale of 1,237,500 shares of common stock in connection with the exercise by the underwriters of the over-allotment option granted by the Company in the recent equity offering.

Southwestern received an additional $13.5 million in net proceeds from the exercise of the over-allotment option. The approximately $103.3 million of aggregate net proceeds from the equity offering will be used to accelerate the development drilling of the Company's Overton Field in East Texas and for general corporate purposes. RBC Capital Markets acted as lead manager for the offering and Raymond James, Johnson Rice & Company L.L.C. and Hibernia Southcoast Capital acted as co-managers.

Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. Additional information on the Company can be found on the Internet at http://www.swn.com.

Contacts:	Greg D. Kerley	Brad D. Sylvester, CFA
	Executive Vice President	**Manager, Investor Relations**
	and Chief Financial Officer	**(281) 618-4897**
	(281) 618-4803	

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